Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

Gaming and Content Trailblazer FaZe Clan Teams Up With DraftKings

Deal Unites Leading Sports Entertainment and Lifestyle Brands Across Digital Platforms

Download hi-res assets HERE

BOSTON, MA and LOS ANGELES, CA – (November 17, 2021) – Today, DraftKings Inc. (Nasdaq: DKNG) announced a new deal with FaZe Clan, becoming the Official Sports Betting, iGaming, Daily Fantasy, and Free-to-Play Partner of the leading gaming, lifestyle and media platform. Upcoming content activations will feature several of FaZe Clan’s biggest and brightest content creators, including FaZe Adapt, FaZe Temperrr, FaZe Nate Hill, FaZe Swagg, Nuke Squad and more.

“FaZe Clan is a juggernaut of internet engagement and culture, built from the ground up into one of the most influential esports and content organizations in the world,” said Matt Kalish, Co-founder and President of DraftKings, North America. “The strong crossover between DraftKings customers and FaZe’s tens of millions of viewers and followers made this a natural alliance, and we hope to create excitement, competition, and community around sports and video games for adult audiences everywhere we operate.”

As part of the deal, DraftKings will appear across FaZe’s digital content ecosystem, including custom content, livestream and tournament events, plus new IP and formats highlighted by original series and a new planned podcast. Also, DraftKings will have a presence at upcoming FaZe Clan events with access to FaZe Clan talent, as well as a variety of digital and social media content. The deal will bring unique experiences and offerings for DraftKings customers and FaZe Clan fans alike including custom contests, pools and tournaments, merchandise and more. Additionally, FaZe Clan will work alongside DraftKings to develop educational content that raises awareness for responsible gaming.

The deal will also increase DraftKings’ presence in esports, becoming the official sponsor of FaZe Clan’s Counter Strike esports team. To date, DraftKings offers esports daily fantasy contests ranging across Call of Duty, Counter Strike: Global Offensive, Dota 2, League of Legends, Rocket League and Valorant. As the official sponsor of FaZe Clan’s Counter Strike team, DraftKings will have logo placement on team jerseys and additional placements on team and player official channels as well as content.

“We are committed to delivering content we know our fans are passionate about,” says FaZe Clan CEO Lee Trink. “The DraftKings deal is a natural move for FaZe Clan as our members and fans are avid followers of traditional sports, and this gives us the opportunity to further propel our talent and brand into the mainstream. Both brands also share an important vision of being at the forefront of internet culture and we believe this partnership marks an important cultural crossover moment for the future of sports and entertainment.”

To kick off the collaboration, DraftKings hosted FaZe Clan members in a suite at SoFi Stadium in Los Angeles for the Los Angeles Rams vs Arizona Cardinals game on October 3rd. The full hype video can be viewed via the FaZe Clan YouTube page HERE.

DraftKings remains committed to providing a safe and responsible gaming (RG) platform. Through RG tools, self-imposed player limits, identity verification and state-of-the-art geolocation, DraftKings Sportsbook ensures all players are provided secure and positive gaming experience. As an active member of the American Gaming Association (AGA) and the National Council on Problem Gambling (NCPG), additional details on DraftKings’ dedication to safe play are available via DraftKings S.E.R.V.E.S.

About DraftKings

DraftKings Inc. is a digital sports entertainment and gaming company created to fuel the competitive spirit of sports fans with products that range across daily fantasy, regulated gaming and digital media. Headquartered in Boston, and launched in 2012 by Jason Robins, Matt Kalish and Paul Liberman, DraftKings is the only U.S.-based vertically integrated sports betting operator. DraftKings is a multi-channel provider of sports betting and gaming technologies, powering sports and gaming entertainment for operators in 17 countries. DraftKings’ Sportsbook is live with mobile and/or retail betting operations in the United States pursuant to regulations in Arizona, Colorado, Connecticut, Illinois, Indiana, Iowa, Michigan, Mississippi, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, Tennessee, Virginia, West Virginia, and Wyoming. DraftKings’ daily fantasy sports product is available in 7 countries internationally with 15 distinct sports categories. DraftKings is the official daily fantasy partner of the NFL, MLB, NHL, NASCAR, PGA TOUR and UFC as well as an authorized gaming operator of the NBA, an official sports betting partner of the NFL, MLB and NHL, an official betting operator of PGA TOUR and the official betting operator of UFC. Launched in August 2021, DraftKings Marketplace is a digital collectibles ecosystem designed for mainstream accessibility that offers curated NFT drops and supports secondary-market transactions. DraftKings also owns Vegas Sports Information Network, Inc. (VSiN), a multi-platform broadcast and content company.

About FaZe Clan

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 350 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and livestreams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat” and Offset aka “FaZe Offset.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, and Twitch.

DraftKings Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside DraftKings’ control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see DraftKings’ Securities and Exchange Commission filings. DraftKings does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

FaZe Clan Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding a proposed business combination (the “Business Combination”) between B. Riley Principal 150 Merger Corp. (“BRPM”) and FaZe Clan Inc. (“FaZe Clan”), the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 (as defined below) and in subsequent filings with the Securities and Exchange Commission (the “SEC”), including the Proxy Statement/Prospectus (as defined below) relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed Business Combination, BRPM plans to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

DraftKings Media Contact
media@draftkings.com
@DraftKingsNews

FaZe Clan Media Contact

chelsey.northern@fazeclan.com

chloe.snyder@fazeclan.com

shea.smales@fazeclan.com

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